August 9, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-4238

Attention:  Ms. Tia L. Jenkins, Senior Assistant Chief Accountant, Office of Beverages, Apparel and Mining

Re:	Kinross Gold Corporation (“Kinross” or the “Company”)
Form 40-F for the Year Ended December 31, 2012 (the “Filing”)
Filed April 1, 2013
Response dated June 12, 2013
File No. 001-13382

Dear Ms. Jenkins:

We have received your comment letter of July 9, 2013 regarding the Filing and our response and provide our responses to the Staff comments below.  For ease of reference, we have repeated the Staff comments in italicized type and followed each comment with our response.

Form 40-F for the Year Ended December 31, 2012
Exhibit 99.2
Management’s Discussion and Analysis, page 1
11. Supplemental Information, page 56
Reconciliation of non-GAAP financial measures, page 56
All-in Sustaining Cost, page 58

1.
We note in your response to comment two of our letter dated June 3, 2013 that the all-in sustaining cost measures complement existing measures reported by the Company in order to reflect the total current period cost of producing gold from operations.  We further note your descriptions of the methodology that you use to determine each of the adjustments made to the attributable production cost of sales to arrive at this non-GAAP measure.  Please further expand your draft future disclosures to more clearly describe how each adjustment is derived and provide the revised draft in your response.

www.kinross.com

Response:

Subsequent to our response dated June 12, 2013 to the Staff’s letter dated June 3, 2013, the World Gold Council (“WGC”) published a guidance note on the reporting of “all-in sustaining costs” and “all-in costs”.  The guidance note includes a standardized methodology for calculating these two non-GAAP metrics.  Starting from the second quarter of 2013, we have applied the WGC’s published guidance.

We confirm that we will expand our disclosure related to all-in sustaining costs in future filings to clearly describe how each adjustment to production cost of sales is derived to arrive at all-in sustaining costs.  Expanded draft disclosure, which conforms to the recently published WGC methodology, is as follows:

“In June 2013, the World Gold Council (“WGC”) published its guidelines for reporting all-in sustaining costs.  The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross.  Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop this non-GAAP measure.  Adoption of this all-in sustaining cost metric is voluntary and not necessarily standard, and therefore, this measure presented by the Company may not be comparable to similar measures presented by other issuers.  The Company believes that the all-in sustaining cost measure complements existing measures reported by Kinross in order to reflect the total current period cost of producing gold from operations.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis.  The value of silver sold is deducted from the total production cost of sales as it is considered residual production.  Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production.  Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

www.kinross.com

All-in sustaining costs – attributable is calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

Year ended December 31,
(in millions, except ounces and all-in sustaining cost from continuing operations per ounce sold on a by-product basis)	2013	2012

Production cost of sales from continuing operations – as reported	$	$
Less: portion attributable to Chirano non-controlling interest (a)
Less: attributable (b) silver sales from continuing operations (c)
Attributable (b) production cost of sales from continuing operations net of silver by-product revenue	$	$
Adjusting items on an attributable (b) basis:
General and administrative (d)
Other operating expense – sustaining (e)
Reclamation and remediation (f)
Exploration and business development – sustaining (g)
Additions to property, plant and equipment – sustaining (h)
All-in sustaining cost – attributable (b)	$	$
Gold ounces sold from continuing operations
Less: portion attributable to Chirano non-controlling interest (i)
Attributable (b) gold ounces sold from continuing operations
Attributable (b) all-in sustaining cost from continuing operations per ounce on a by-product basis	$	$

(a)	“Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.

(b)	“Attributable” includes Kinross' share of Chirano (90%) production.

(c)
“Attributable silver sales from continuing operations” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e., silver).  Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold effectively reduces the cost of gold production.

(d)
“General and administrative” expenses is as reported on the consolidated statement of operations.  General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.

(e)
“Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the consolidated statement of operations, less other operating expenses related to “non-sustaining” activities.  Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred.  Other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as “sustaining”.  Other operating expenses incurred at growth projects where there is no current operation or related to other non-sustaining activities are classified as “non-sustaining”.

www.kinross.com

(f)
“Reclamation and remediation” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines.  Reclamation and remediation costs for development projects or closed mines are excluded from this amount.

(g)
“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statement of operations, less “non-sustaining” exploration expenses.  Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure.  Exploration expenditures at operating mines and their surrounding environs (i.e., brownfield exploration) are considered costs required to sustain current operations and so are included in sustaining costs.  All exploration expenditures at new exploration projects (i.e., greenfield) or for other generative exploration activity not linked to existing mining operations are not considered necessary to sustain current operations and so are excluded from this amount.  Business development expenses are included in this amount as they are considered sustaining costs required for general operations.

(h)
“Additions to property, plant and equipment – sustaining” represents all capital expenditures at existing operations comprising capitalized exploration costs, capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statement of cash flows), less capitalized interest and non-sustaining capital.  Non-sustaining capital represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations.

(i)	“Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the gold ounces sold for the Chirano mine.”

2.
We note that you deduct silver by-product revenue from your total production cost of sales for purposes of your measures titled “Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis” and “All-in Sustaining Cost” (the “non-IFRS measures”).  Please be advised that, in calculating these non-IFRS measures, we believe that the reduction for by-product revenues is not appropriate because it distorts your actual production costs.  In this regard, your presentation suggests that you incurred lower mining costs for gold than you actually did.  We can appreciate your desire to convey the notion that by-product revenues were sufficient to offset your costs to a degree; however, you should consider describing that in a manner so as to avoid adjusting for these items in the calculation of your non-IFRS measures.  We believe the significance of by-product revenues can be described textually in a manner that investors can understand without adjusting for them in your non-IFRS measures.  Please confirm you will make this adjustment in any amended or future filings, as appropriate, on Form 40-F, and provide us with draft disclosure of your planned changes.

www.kinross.com

Response:

Kinross reports its cost of production on both a co-product and by-product basis which are defined as follows:

●
Co-product cost calculates the total production cost for all metals produced per total gold equivalent ounce sold (i.e., “Production Cost of Sales per Equivalent Ounce Sold”).  Gold equivalent ounces sold is calculated as gold ounces sold plus silver ounces sold converted to a gold equivalent based on a ratio of the average spot market prices for the period.

●
By-product cost calculates the total production cost for all metals produced net of by-product revenue per total gold ounce sold (i.e., “Production Cost of Sales per Gold Ounce Sold on By-Product Basis”).

Furthermore, Kinross discloses its all-in sustaining cost non-GAAP measure in accordance with the guidance published by the WGC, as noted above in the response to the Staff’s first comment.

Kinross is principally engaged in the mining and processing of gold, which also results in silver being produced, and the exploration for, and the acquisition of, gold-bearing properties.  To this end, the Company is focused on maximizing operating profit and operating cash flow through the most efficient extraction of gold ounces per tonne of ore mined and processed.  In the processing of ore containing gold, other less important metals (e.g., silver) are also produced that are considered less significant to the results of the Company overall.  The following table illustrates the relative weighting of Kinross’ total silver sales in comparison to total metal sales for the years ended December 31, 2012 and 2011:

	2012 (USD millions)		2011 (USD millions)
Gold sales	$3,979.4	92%	$3,545.4	92%
Silver sales	332.0	8%	297.1	8%
Metal sales – as reported on the consolidated statement of operations	$4,311.4		$3,842.5

In 1996, under the aegis of the now defunct gold industry association, the Gold Institute, the gold mining industry adopted a uniform format for reporting production costs on a per-ounce basis (the Gold Institute Production Cost Standard or the “Standard”) in an effort to conform reporting practices within the gold mining industry.  Total cash costs calculated in accordance with the Standard nets by-product credits against other cash operating costs.  This Standard was adopted throughout the gold mining industry and broadly accepted by the investment analyst community.  While the Gold Institute ceased operations at the end of 2002, the Standard is still widely reported today as a non-GAAP measure by primary gold producers, including Kinross.

In June 2013, the WGC published its All-in Sustaining Cost guidance that explicitly stipulates that by-product credits should be netted against production costs in order to arrive at the all-in sustaining cost total.

www.kinross.com

The principle behind the netting of by-product credits contained within both the Gold Institute’s Production Cost Standard and the World Gold Council’s All-in Sustaining Cost metric is that the cost associated with selling an ounce of gold is reduced by the benefit received from other non-primary metal sales.

For these and other reasons, there is a general consensus among gold mining industry participants in addition to other precious metal and base metal producers that the netting of by-product credits from the production cost of the primary metal is an appropriate method to represent the actual cost of producing the principal metal, on a per unit basis.

Furthermore, we understand that the non-GAAP measures disclosed by Kinross are also consistent with those that investment research analysts generally report in their analysis of gold companies.  Therefore, we believe the non-GAAP measures disclosed aid potential investors in understanding Kinross’ cost structure.

Consequently, were Kinross to change its practice of netting by-product credits, our presentation of the non-GAAP measures “Production Cost of Sales per Gold Ounce Sold on By-Product Basis ” and “All-in Sustaining Cost” would be inconsistent with the practice of our industry peers, and it would become more difficult for investors and research analysts to compare our results with those reported by other gold producers.

Based on the foregoing rationale, we respectfully note that we believe our current disclosure is appropriate and reasonable, and as such we do not currently propose to adjust our current non-GAAP disclosures in future filings.

www.kinross.com

3.
We note in your response to comment two of our letter dated June 3, 2013 that revenues realized from the production of by-product metals are considered to reduce the cost of producing the principal metal.  Please advise us of the following for purposes of your inventory accounting under IAS 2:

●	Tell us whether you account for your mine production on a joint product or by-product basis.

●
Explain to us in reasonable detail the basis for your conclusion to treat your production on a joint product or by-product basis, including how you consider the importance of silver to the viability of the mine and the relative sales value of silver to your total metal sales to arrive at your conclusion.  Also tell us how changes in the relative sales value of silver due to fluctuations in silver prices and silver production effect your decision to classify as either a joint product or by-product.

●	Clearly describe to us the methodology that you use to allocate the costs of conversion in order to value your inventory on a rational and consistent basis in accordance with IAS 2.14.

●
To the extent that you treat silver as a joint product for purposes of inventory accounting under IAS 2, please explain to us why you believe it is appropriate to present silver as a by-product and deduct silver sales from your production cost of sales for purposes of certain non-IFRS measures.

Response(s):

Further background to the application of our inventory accounting methodology in accordance with IAS 2, Inventories (“IAS 2”) that addresses the Staff’s specific questions is as follows:

a.	Kinross accounts for its mine production on a joint product basis.

b.
Kinross’ principal business is operating gold bearing properties, and as such gold is considered the principal product and any other metal produced (e.g., silver) is considered a secondary product.  Ore that is mined at Kinross’ mines contains varying degrees of both gold and silver which are produced simultaneously in the production process.  However, it is not until the culmination of the production process that either gold or silver are separately identifiable, (i.e., upon final refining at which point gold and silver bullion bars are available for sale) and therefore they are considered to be jointly produced.

www.kinross.com

The sale of silver is not considered essential to the viability of Kinross’ mines.  As the presence of silver improves the operating economics of the mines, it is taken into account when evaluating the overall feasibility of the mine, on a life of mine basis.  Furthermore, an inventory of both gold and silver mineral reserves and mineral resources, as defined by National Instrument 43-101, Standards of Disclosure for Mineral Projects, published by the Canadian Securities Administrators, is maintained.  As noted above in the response to the Staff’s second comment, total silver sales represented 8% of total metal sales for each of the years ended December 31, 2012 and 2011.  Silver sales are not inconsequential and so are considered significant enough to be considered a joint product.  On the other hand, other by-products, whose contribution to the operating economics are inconsequential, would not factor into economic decisions and the overall feasibility of a mine.

Changes in the relative sales value of silver due to fluctuations in silver prices and silver production do not affect the decision regarding the classification of silver as a joint product.  Rather the decision is a function of the fact that gold and silver are jointly produced from the same mineralized material using the same production process and that silver is more than an inconsequential component of mine production.

c.	The Company’s policy, as disclosed in Note 3 vi. of the Company’s 2012 Financial Statements, regarding the measurement of metal inventories is as follows:

“Inventories consisting of metal in circuit ore, metal in-process and finished metal are valued at the lower of cost or net realizable value (“NRV”).  NRV is calculated as the difference between the estimated gold prices based on prevailing and long-term metal prices and estimated costs to complete production into a saleable form.

Metal in circuit is comprised of ore in stockpiles and ore on heap leach pads.  Ore in stockpiles is coarse ore that has been extracted from the mine and is available for further processing.  Costs are added to stockpiles based on the current mining cost per tonne and removed at the average cost per tonne.  Costs are added to ore on the heap leach pads based on current mining costs and removed from the heap leach pads as ounces are recovered, based on the average cost per recoverable ounce of gold on the leach pad.  Ore in stockpiles not expected to be processed in the next twelve months is classified as long-term.

. . .In-process inventories represent materials that are in the process of being converted to a saleable product.

In-process and finished metal inventories, comprised of gold and silver doré and bullion, are valued at the lower of the average production cost of sales applicable to the related processing cycle and NRV.”

www.kinross.com

Metal in circuit (i.e., ore in stockpiles and ore on leach pads) and in-process inventories contain both gold and silver, although in this form, there is no clear physical distinction between the two metals.  As a result, conversion costs are not separately identifiable for either metal.  Inventories are reported and disclosed on a combined basis only (i.e., there is no individual disclosure of the carrying value of gold or silver inventories).  Furthermore, both gold and silver finished metals inventories are sold simultaneously and the resulting revenues are disclosed on a single line on the Company’s statement of operations, “metal sales”, and the corresponding production cost of sales is also disclosed as a single line item on the Company’s consolidated statement of operations.  Therefore, only combined joint product revenue and cost of sales figures are disclosed.

d.
As discussed above, silver production is treated as a joint product for purposes of inventory accounting in accordance with IAS 2.  However, also as noted above, the production of silver factors into the economic reality of producing gold.

The non-GAAP measures the Company presents on a by-product basis (i.e., “Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis” and “All-in Sustaining Cost”) attempt to depict, on a basis consistent with our peers and industry norms, the fundamental economics of producing an ounce of gold.  Our response to the Staff’s second comment discusses the reasons why we consider the netting of by-product credits to be appropriate and useful to investors.  The Company presents non-GAAP measures to report production cost of sales on both a co-product and by-product basis, as they are both considered informative in evaluating the underlying performance of the operations.

Accordingly, we believe it is reasonable to report silver as a by-product for purposes of certain non-GAAP measures and as a joint product for certain IFRS disclosures.

Closing Comments

Kinross acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Filing, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing, and Kinross may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *

www.kinross.com

We are available to discuss any of the foregoing at your convenience.  Please contact either the undersigned by telephone at 416-365-2855 or by email at Tony.Giardini@Kinross.com or Geoffrey P. Gold, Executive Vice-President, Corporate Development, and Chief Legal Officer by telephone at 416-365-2565 or by email at Geoff.Gold@Kinross.com should you wish to so discuss.

Sincerely,
KINROSS GOLD CORPORATION

/s/ Tony Giardini

Tony Giardini
Executive Vice-President and Chief Financial Officer

cc:	Geoffrey P. Gold, Executive Vice-President, Corporate Development, and Chief Legal Officer, Kinross Gold Corporation

Audit Committee, Kinross Gold Corporation

www.kinross.com